Exhibit 1

Perion Appoints Michael Waxman-Lenz as Chief Strategy Officer

Tel Aviv and San Francisco – April 7, 2015 – Perion Network Ltd. (NASDAQ: PERI) announced today the appointment of Michael Waxman-Lenz as Chief Strategy Officer, effective immediately. Mr. Waxman-Lenz will be responsible for developing and executing global strategy, corporate development and marketing for Perion, and he will report directly to CEO Josef Mandelbaum.

Mr. Waxman-Lenz joins Perion after co-founding and serving as CEO of INTEAD, an education marketing and technology company specializing in creating universities’ strategies for attracting international students as well as developing their mobile and digital assets. Prior to that, he served in various senior executive roles, including SVP of Corporate Development and Strategy as well as Chief Financial Officer for American Greetings Internet and Media group. Before AG, he served as Vice President of the Eagle Venture Fund, a financial consultant for Ernst & Young and worked as an economist for the Institute of International Finance, Inc. in Washington, D.C.

“We are thrilled to have Michael join our senior team,” said CEO Josef Mandelbaum. “I am confident that he will have an immediate positive impact on the company and will be instrumental in building and executing our strategy. Michael is a proven executive with vast experience in the internet, mobile and software industry and is exactly what we need to strengthen and expand our foundation for future growth.”

“I am very excited to join Perion and help the team realize their vision of developing a strong, sustainable and large next-generation technology company,” said Waxman-Lenz. “Building and helping execute the company’s strategy is a big endeavor with a lot of potential. I look forward to the experience and working with such a powerful team.”

Mr. Waxman-Lenz is a CFA charter holder. He studied at the University of Konstanz in Germany and Kingston University in England. He received an MA in International Economics and US Foreign Policy from the Johns Hopkins University School of Advanced International Studies.

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on our own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our app promotion platform, GrowMobile, enables developers to make wise decisions on where to spend advertising budgets to produce the highest yield and the most visibility. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork and GrowMobile at @growmobile.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words "will," "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2013 and the report on Form 6-K filed with the SEC on April 6, 2015. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Deborah Margalit
Perion Investor Relations
+972 (73) 398-1000
investors@perion.com

or

Solebury Communications Group
Jamie Lillis
+1 (203) 428-3223
jlillis@soleburyir.com

Source: Perion Network Ltd.